EXHIBIT 99.1

Yamana Gold Provides an Update on Exploration Activities at Canadian Malartic; Announces Positive Drill Results From East Gouldie

Download a PDF of detailed drill hole results for Canadian Malartic

TORONTO, Oct. 28, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) provides an exploration update for the Canadian Malartic mine, announcing exceptional drill results that provide further support for the development of a future underground operation at the East Gouldie, Odyssey, and East Malartic zones with significant additional mineral resources and extended life of mine.

HIGHLIGHTS

  An ongoing C$24 million drill program has added 44 new pierce points this year within the mineral envelope at East Gouldie, providing data for a rapidly growing mineral resource model with spacing between pierce points of 150 metres or less.
  Mineralization is currently defined over 1,400 metres of strike length and a 1,200-metre vertical interval, and remains open at depth.
  Mineralization occurs in two closely spaced panels that locally converge into a single wide mineralized body.
  Assays indicate good grades, averaging over 3.00 grams per tonne (“g/t”) of gold, consistent homogeneous grade distribution, and wide estimated true width intervals, with multiple intercepts each averaging over 10.00 metres estimated true width.
  Drilling has defined significant intercepts that extend from 700 metres below surface to 1,900 metres below surface. Notable results include the following uncapped values over estimated true widths: MEX19-151WC with 6.90 g/t of gold over 39.30 metres, including 10.50 g/t of gold over 13.10 metres; MEX20-163AW 9.50 g/t of gold over 27.40 metres, including 16.00 g/t of gold over 9.90 metres; MEX19-159A 7.61 g/t of gold over 23.95 metres, including 12.00 g/t of gold over 12.16 metres; MEX19-160 6.90 g/t of gold over 21.30 metres, including 13.20 g/t of gold over 4.50 metres.
  Exploration on the broader amalgamated mine property in 2020 focused on the East Amphi and Rand projects. Drilling at East Amphi targeted the Nessie zone, a shear zone and porphyry-hosted mineralized zone, returning broad intervals of low-grade gold mineralization. The zone remains open at depth and to the east.
  A new mineralized zone at East Amphi was also discovered 80 metres south of the Nessie zone located at 450 metres depth north of the main porphyry. Drilling in this zone intercepted a downhole interval of 3.55 g/t of gold (uncapped) over a core length of 19.50 metres.

Significance

The strong results confirmed expected grades and widths of East Gouldie mineral inventories, while also confirming that the zone is open at depth, providing confidence to proceed with an exploration ramp that will allow tighter definition drilling on the Odyssey, East Malartic, and East Gouldie zones from underground drill platforms, and eventually be used to mine and haul mineralization from the upper zones. The results are expected to significantly increase inferred mineral resources at the higher-grade East Gouldie zone at year end, which will improve the economics of the Canadian Malartic underground project and represent another significant step towards defining the project as a multimillion ounce deposit that would support a future decades long life underground mine with a multi-hundred thousand ounce per year production platform.

EAST GOULDIE

Since the discovery of the East Gouldie zone in the fourth quarter of 2018, an aggressive exploration program has been pursued focused on mineral resource expansion and definition in support of a future underground operation with extended life of mine. In its year-end 2019 mineral reserve and mineral resource update, Yamana reported inferred mineral resources of 4,798,000 ounces of gold (50% basis) in the East Malartic, Odyssey, and East Gouldie zones, and measured and indicated mineral resources of 415,000 ounces of gold (50% basis) in the East Malartic and Odyssey zones. (See Table 1.)

Table 1: Canadian Malartic year-end 2019 underground mineral resources.(1)

	Measured & Indicated Mineral Resources			Inferred Mineral Resources
	Tonnes (000's)	Grade (g/t Au)	Contained oz. Gold (000's)	Tonnes (000's)	Grade (g/t Au)	Contained oz. Gold (000's)
Odyssey Underground (50%)	1,011	2.10	68	11,684	2.22	833
East Malartic Underground (50%)	4,962	2.18	347	39,382	2.05	2,596
East Gouldie Underground (50%)	-	-	-	12,760	3.34	1,369
Total (50%)	5,973	2.17	415	63,826	2.45	4,798

(1)  Please refer to the Canadian Malartic page on the Yamana website (http://www.yamana.com) for a full 2019 mineral resource update and related assumptions for mineral resource estimates.

In 2020, despite a six-week stoppage of exploration drilling that began in late March due to government restrictions on mining activities related to COVID-19, the mine’s exploration group has drilled 77,500 metres in 34 drill holes and 46 wedge holes that have provided 44 new pierce points within the East Gouldie mineralized body. This drilling activity also includes seven pierce points in Odyssey South and two pierce points in the Chert zone, which is part of the East Malartic zone. These pierce points provide data for a rapidly growing mineral resource model with spacing between pierce points at 150 metres or less.

The results of this drilling are clearly defining a large mineralized zone with two closely-spaced sheet-like mineralized bodies with exceptional grade continuity and width. Significant intercepts extend from 700 metres below surface to 1,900 metres below surface and along a strike length of roughly 1,400 metres, defining a continuous mineralized body. The mineralization remains open at depth and, given that the East Malartic and East Gouldie zones dip towards each other, these zones are expected to converge at depth. (See cross section presented in Figure 2).

The mineralized zones at East Gouldie are typically stacked in closely-spaced adjacent sheets with individual reported intervals ranging from an estimated true width of 1.6 metres to 39.3 metres, with a mean width of 10.7 metres and mean grades in excess of 3.00 g/t of gold. Notable highlights include the following uncapped values over estimated true widths: MEX19-151WC with 6.90 g/t of gold over 39.30 metres, including 10.50 g/t of gold over 13.10 metres; MEX20-163AW 9.50 g/t of gold over 27.40 metres, including 16.00 g/t of gold over 9.90 metres; MEX19-159A 7.61 g/t of gold over 23.95 metres, including 12.00 g/t of gold over 12.16 metres; MEX19-160 6.90 g/t of gold over 21.30 metres, including 13.20 g/t of gold over 4.50 metres. (See additional drill results in Table 2.)

Each pierce point typically comprises three to five of these mineralized intervals in two well-defined, closely-spaced mineralized panels: East Gouldie North and East Gouldie South. (See Figure 2 cross section showing cumulative width.) Grades are relatively homogeneous with minimal vertical and lateral variation and the 150-metre spacing is expected to be sufficient to define inferred mineral resources.

These exceptional results are part of an ongoing 2020 drill program, budgeted at C$24 million, that will include a further 35,000 metres in the fourth quarter, for a total of 112,500 metres in 2020, after which the data will be integrated into a new mineral resource model prior to year-end reporting. This new mineral resource will form the basis for a preliminary economic assessment and further mine planning. Infill drilling to 75-metre centres will initiate in the fourth quarter and be the focus of the 2021 drill program.

Figure 1: Canadian Malartic Location Map.
https://www.globenewswire.com/NewsRoom/AttachmentNg/15b4cdc8-52ac-4971-9941-ffcd6c1a0f2d

Figure 2: Canadian Malartic long section looking north, highlighting 2020 drilling results for the East Gouldie zone. Drilling intercepts presented include those greater than 25.0 gram*metres (Gold g/t (uncapped) multiplied by estimated true width in metres).
https://www.globenewswire.com/NewsRoom/AttachmentNg/b1979fa1-6eb3-4997-ada9-11747b23b5c9

Infrastructure Development Advancing

Construction of surface infrastructure, offices, and the ramp portal is well underway, with ramp development into Odyssey and East Malartic scheduled to start in November. The purpose of the exploration ramp is to allow tighter definition drilling on Odyssey, East Malartic, and East Gouldie from underground drill platforms, and it will eventually be used for mining and haulage of ore from the upper zones. This would allow underground production from Odyssey South from as early as 2023, providing higher-grade mill feed to complement the open pit production, thereby extending the life of the open pit.

In parallel, engineering of the production shaft and hoist is advancing, with an objective of starting preparation for the shaft and headframe in 2021, subject to formal approval after completing the requisite preliminary economic assessment. A vertical drill hole is currently in progress to provide geotechnical characterization at the proposed shaft location. The production shaft is designed as 6.4 metres in diameter and 1,800 metres deep and is planned to start hoisting ore from East Gouldie from 2027. Combined underground production from the haulage ramp and shaft is expected to ramp up to approximately 20,000 tonnes per day by 2029. The engineering team is assessing opportunities to improve the gold production profile during the ramp up period between 2023 and 2029. More detailed information will be presented in an updated NI 43-101 Technical Report in 2021.

Table 2: 2020 Drilling highlights, East Gouldie zone, selected for estimated true width intervals greater than 25.0 gram*metres (gold g/t (uncapped) multiplied by estimated true width in metres). Capping is at 15.00 g/t of gold.

Hole	Including	Zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au Uncapped (g/t)	Au Capped (g/t)
MEX19-140WB		EG North	1497.00	1507.50	10.50	10.10	3.20	-
MEX19-140WB		EG South	1608.00	1623.00	15.00	14.30	3.70	-
MEX19-151WC		EG North	1686.00	1728.00	42.00	39.30	6.90	6.30
	incl.	EG North	1698.00	1712.00	14.00	13.10	10.50	9.90
MEX19-159		EG South	1822.00	1836.20	14.20	13.10	4.90	4.20
	incl.	EG South	1829.90	1836.20	6.30	5.80	9.60	8.10
MEX19-159A		EG South	1795.00	1820.60	25.60	23.95	7.61	6.70
	incl.	EG South	1798.00	1811.00	13.00	12.16	12.00	10.30
MEX19-160		EG North	1567.10	1589.80	22.70	21.30	6.90	6.30
	incl.	EG North	1574.00	1578.20	4.30	4.03	10.02	8.10
	incl.	EG North	1585.00	1589.80	4.80	4.50	13.20	12.05
MEX20-162W		EG North	1511.00	1532.90	21.90	16.90	2.90	-
MEX20-162WA		South of EG South	1661.00	1670.85	9.90	8.40	3.82	-
MEX20-163AW		EG North	1207.40	1237.00	29.60	27.40	9.50	8.20
MEX20-163AW	incl.	EG North	1211.00	1221.80	10.80	9.90	16.00	13.20
MEX20-163AWA		EG North	1197.00	1217.50	20.50	20.00	8.80	7.50
	incl.	EG North	1197.00	1207.80	10.80	10.60	12.00	9.50
MEX20-163EXT		EG North	1145.00	1163.00	18.00	17.16	1.48	-
MEX20-164		EG North	1859.60	1878.30	18.70	15.90	1.60	-
MEX20-164		EG North	1886.20	1900.00	13.80	11.73	6.23	5.53
	incl.	EG North	1894.70	1900.00	5.30	4.50	13.20	11.40
MEX20-164		EG South	1919.00	1943.20	24.20	20.65	1.27	-
MEX20-164W		EG North	1888.15	1904.40	16.25	11.88	2.58	-
MEX20-166		EG South	1694.00	1718.00	24.00	22.07	5.72	5.26
MEX20-167		Merged EG North & South	1626.95	1660.50	33.55	32.53	4.72	4.68
	incl.	Merged EG North & South	1652.15	1659.70	7.55	7.32	6.60	6.44
MEX20-167A		EG North	1639.70	1666.00	26.30	24.60	3.67	-
MEX20-167AA		EG North	1638.50	1652.80	14.30	13.70	2.60	-
MEX20-167B		EG North	1654.25	1674.10	19.85	18.55	2.30	-
MEX20-169AW		EG South	1951.00	1968.00	17.00	13.83	1.96	-
MEX20-169AWB		EG South	1927.75	1945.65	17.90	14.24	2.31	-
MEX20-170A		EG South	1845.90	1859.60	13.70	12.06	2.76	-
MEX20-170AW		EG North	1769.70	1780.00	10.30	9.40	5.40	-
MEX20-170AW		EG South	1802.10	1826.30	24.20	22.10	2.20	-
MEX20-171		EG North	1788.90	1815.00	26.10	23.49	1.84	-
MEX20-171		EG South	1821.00	1860.40	39.40	35.63	1.98	-
	incl.	EG South	1845.00	1859.00	14.00	12.66	2.82	-
MEX20-171WA		EG South	1881.00	1892.80	11.80	10.00	2.50	-
MEX20-172A		EG South	1959.00	1975.80	16.80	14.73	3.30	-
MEX20-172AW		North of EG North	1829.00	1856.75	27.75	25.90	5.50	-
MEX20-172AW		EG South	1898.00	1917.00	19.00	17.60	2.57	-
MEX20-172AWA		EG South	1919.00	1935.45	16.45	14.21	9.02	7.50
	incl.	EG South	1928.30	1935.10	6.80	5.90	17.00	15.30
MEX20-175W		EG North	1552.00	1557.40	5.40	4.94	7.68	6.23
MEX20-175W		EG South	1628.00	1639.00	11.00	9.90	4.68	4.25
MEX20-175WA		EG North	1595.60	1612.00	16.40	14.80	1.70	-
MEX20-175WA		EG South	1627.85	1659.30	31.45	28.30	2.80	-
	incl.	EG South	1649.55	1653.00	3.45	3.10	9.60	-
MEX20-176		EG North	1337.00	1357.40	20.40	19.95	3.30	-
	incl.	EG North	1344.60	1349.05	4.45	4.35	7.91	-
MEX20-176W		EG North	1342.50	1368.00	25.50	24.05	1.57	-
MEX20-176W		EG South	1380.15	1393.00	12.85	12.10	3.10	2.72
MEX20-176WA		EG North	1333.50	1360.45	26.95	26.10	2.20	-
MEX20-178		Merged EG North & South	1231.60	1272.60	41.00	36.50	6.30	6.01
MEX20-178WA		EG North	1242.70	1278.70	36.00	28.53	3.82	3.60
	incl.	EG North	1252.80	1258.20	5.40	4.28	12.77	11.30
MEX20-178WA		EG South	1308.00	1332.30	24.30	19.16	2.59	-

District Exploration

Exploration on the broader amalgamated mine property in 2020 focused on the East Amphi and Rand projects. Based on favourable historical holes at depth in the East Amphi deposit, a past producing mine located west of Canadian Malartic, drilling was initiated in the first quarter and resumed in the third quarter on the Nessie zone, a shear zone and porphyry-hosted mineralized zone in the historic mine. The known vertical extent of the zone was extended by 150 metres to depth and returned broad intervals of low-grade gold mineralization with local high-grade narrow intervals. The zone remains open at depth and to the east. A new mineralized zone at East Amphi was also discovered 80 metres south of the Nessie zone located at 450 metres depth north of the main porphyry. Drilling in this zone intercepted a downhole interval of 3.55 g/t of gold (uncut) over a core length of 19.50 metres.

Drilling on the Rand property returned anomalous values at two new occurrences in the northern half of the property. Exploration in the fourth quarter and in 2021 will add drilling to the new Mount Rand targets and test porphyry-related targets at Rand and East Amphi in an effort to add further mineral resources for a future underground operation.

Qualified Persons
Scientific and technical information contained in this press release has been reviewed and approved by Henry Marsden (P. Geo. and Senior Vice President, Exploration). Mr. Marsden is an employee of Yamana Gold Inc. and a “Qualified Person” as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control
Canadian Malartic incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

All samples and duplicates are analyzed by ALS, an ISO 9001 certified and ISO/IEC 17025 accredited laboratory. Samples are processed through a sample tracking system that is an integral part of that company’s Laboratory Information Management System (LIMS). This system uses bar coding and scanning technology that provides complete chain-of-custody records. Samples are dried and then crushed to 70% passing -10 mesh (1.7 mm). A 250 gram subsample is split off the crushed material and pulverized to 85% passing -200 mesh (75 micron). A 50 gram split of the pulp is used for assay. Prepared samples are analyzed by fire assay with atomic absorption finish. Samples returning assays in excess of 10 g/t Au are re-analyzed with a gravimetric finish. The gravimetric finish assay is used as the final assay.

All exploration diamond drill cores are split in half by core sawing and sampled at appropriate intervals for assay, The remaining core, coarse reject and pulps are stored on-site in a secure location.

Quality assurance standards, duplicates, sterile and blanks are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in a secondary lab.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

Tavistock (UK Public Relations)
Charles Vivian / Emily Moss
Telephone: +44 7977 297 903 / +44 778 855 4035
Email: yamana@tavistock.co.uk

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg  (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to exploration results at the Jacobina, El Penon and Minera Florida and any potential increase in mine life. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include expectations related to the results of exploration efforts at Jacobina, El Penon and Minera Florida, including the details surrounding expected mine life expansions discussed herein and in the technical report being met, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices, currency exchange rates (such as the Brazilian real versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, hedging programs, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to other investments, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks related to fiscal stability agreements, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.